FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada, Japan or Italy. The Offered Securities to be issued in connection with the Offering have not and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements.

PRESS RELEASE

National Bank of Greece announces that its Board of Directors, having already taken into consideration the reduction, decided upon by the 2nd Repeat General Meeting of Shareholders of 29 April 2013, in the total number of existing shares (by means of a reverse split at a ratio of 10:1) from 1,226,601,200 to 122,660,120 and simultaneous reduction in share capital, due to be carried out in the course of the next days, determined under the terms of the Council of Ministers Act that (a) the number of NBG new shares to be issued under the capital increase be 2,274,125,874 and (b) the issue price be EUR 4.29 per new share after the reverse split (equivalent to a price of EUR  0.429 under today’s conditions before the reverse split).

Immediately after approval, by the Hellenic Capital Market Commission, of the Information Circular for the share capital increase and approval, by the Athens Exchange, for the reduction in the number of common shares and their nominal value, details will be announced to investors by the Bank regarding the implementation of decisions taken by the said General Meeting, and the detailed terms and commencement of the share capital increase procedure.

Athens, 20 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 21st May, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer